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                                                                  EXHIBIT 99.5
COMMERCIAL INTERTECH
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Don E. Tucker
Senior Vice President

                                                     May 18, 1992

Mr. Bruce C. Wheatley
7959 Oakridge Drive
Mentor, OH 44060

Dear Bruce:

  This will confirm the employment offer by Commercial Intertech to you which we discussed this week. Your base salary will be $200,000 per year and employment will commence July 1, 1992. You will participate in Commercial's Salaried Employee Incentive Plan with a target amount of 30% of your base salary and a maximum annual award of 45% of that salary. For fiscal 1992, which ends October 31, 1992 you will participate pro rata, i.e., you will receive one-third of the annual amount generated by the plan. I will discuss the details of the operation of the plan at your convenience.

  Your position with Commercial will be Vice President, reporting to Paul Powers, Chief Executive Officer. As corporate officers must be elected by the Board of Directors this action will be recommended to our board as soon as practicable after your acceptance. Your responsibilities will be as explained to you in our several conversations. Basically, these encompass the administrative areas of the Company except legal and corporate secretarial and include employee relations, labor relations, safety and security, salary administration, office management, corporate communications, advertising, public relations and shareholder relations.

  Commercial will pay your initiation fees for The Youngstown Country Club and The Youngstown Club. The stock which must be purchased in the country club in order to be a golfing member must be paid for by you (approximately $800) and the Certificate will be issued in your name, to be sold by you if and when you leave the club. Dues for both clubs will also be paid by Commercial, although assessments will be your expense.
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  You will be eligible for an automobile pursuant to the Company's executive leased auto program. I will also explain the details of this program at your convenience.

  A grant of 2500 restricted shares of Commercial Intertech Common stock will be made to you conditioned only upon your continued employment by the Company for five years. Another 2500 restricted shares, conditioned on continued employment, but also conditioned upon the Company achieving certain objectives during the five year restricted period, will be granted to you around the first of the year. During the five year restricted periods you will receive dividends and vote the shares, although the share certificates will be legended and held in escrow by our Corporate Secretary. You will also be granted a non-qualified stock option for 5000 shares of Commercial stock for ten years, exercisable one-half in two years and one-half in three years. The price will be the fair market value on the date of the grant. Both the restricted share awards and the stock options must be authorized by the Compensation Committee of the Board of Directors and recommendations will be made to that committee upon your acceptance of the offer.

  Commercial agrees to employ you for three years providing you liquidated damages of one year's base salary in the event you are terminated for any reason other than cause during that time. You also will be provided a severance compensation agreement guaranteeing you two year's compensation in the event you are terminated after a change in control of the Company.

  You will participate in Commercial's various benefit programs as soon as your eligibility can be established. Among these programs are our 401(k) and non-qualified savings and stock purchase plan through which the company will match, at $.50 per $1.00 up to six per cent of your base pay if you choose to participate. You will be eligible for four week's vacation annually. Supplemental pension benefits will provide you with a "full" pension at age 65 although you will at that time have accrued only 15 years of the 25 years required under Commercial's current pension plan for a "full" pension of 50% of salary less 50% primary social security.

  You have been provided information concerning Commercial's benefits and I will be glad to answer any questions you may have about these programs.
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  One last point. As we discussed, it will be necessary for you to complete a full physical examination to the satisfaction of our company physician before you can be employed. Therefore, this offer is conditioned upon the satisfactory completion of such a physical.

 Bruce, I hope you find this proposal acceptable. I look forward to your coming aboard.

                                          Very truly yours,

                                          /s/ Don E. Tucker


Accepted and agreed to this 21st day of May, 1992.

                                         /s/ Bruce C. Weatley